DESCRIPTION OF
                  MAP OF SERVICE AREA OF ALLEGHENY ENERGY, INC.
                 AND DQE, INC., SHOWING AYE'S TRANSMISSION LINES
                          AND INTERCONNECTIONS BETWEEN
                ALLEGHENY ENERGY, INC. AND DUQUESNE LIGHT COMPANY

         The map of Allegheny Energy, Inc.'s and Duquesne Light's respective electric service territories and interconnection points (the "Map"), which has been omitted, provides a broad illustration of the names and approximate locations of Allegheny Energy's and Duquesne Light's major generation, distribution and transmission facilities in their respective service territories.

         The Map depicts each of Allegheny Energy, Inc.'s generating stations, Duquesne Light's generating stations, foreign company generating stations, PURPA generating stations, Allegheny Energy, Inc. substations, Duquesne Light substations, foreign company substations, customer substations and major interconnection points.